Page  1    of    Pages

                                                          -----     -----
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------
                                 Amendment No. 7
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            IPC Communications, Inc.
                                (Name of Issuer)

                                  Common Stock
                                 $.01 par value
                         (Title of Class of Securities)

                                 --------------

                                    44980K206
                                 (CUSIP Number)

                           Cable Systems Holding, LLC
                        (Name of Person Filing Statement)

                             Philip H. Werner, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                             Tel. No.: 212- 309-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  February 22, 2000
             (Date of Event which Requires Filing of this Statement)

                                 --------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------                                 -------------------------
CUSIP No. 44980K206                    13D           Page  2    of 31   Pages
                                                         -----    -----
--------------------                                 -------------------------

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Cable Systems Holding, LLC

--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

            OO

--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                     / /

--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

            DE

--------------------------------------------------------------------------------
                     7 SOLE VOTING POWER

                        0

    NUMBER OF       -----------------------------------------------------------
     SHARES          8  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY            4,686,985
       EACH         -----------------------------------------------------------
    REPORTING        9  SOLE DISPOSITIVE POWER
   PERSON WITH
                        0

                    -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        4,686,985

--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,686,985

--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                  / /

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            53.12%

--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

            OO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                 -------------------------
CUSIP No. 44980K206                    13D           Page  3    of  31   Pages
                                                         -----     -----
--------------------                                 -------------------------

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Citicorp Venture Capital Ltd.
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

            OO

--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                     / /

--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

            NY

--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER

                        0

    NUMBER OF       -----------------------------------------------------------
     SHARES          8  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY            See Item 5.
       EACH         -----------------------------------------------------------
    REPORTING        9  SOLE DISPOSITIVE POWER
   PERSON WITH
                        0

                    -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        See Item 5.

--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            See Item 5.
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                  / /

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            See Item 5.
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

            CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                 -------------------------
CUSIP No. 44980K206                    13D           Page  4    of  31   Pages
                                                         -----     -----
--------------------                                 -------------------------

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Citibank, N.A.
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

            OO

--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                     / /

--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

            US

--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER

                        0

    NUMBER OF       -----------------------------------------------------------
     SHARES          8  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY            See Item 5.
       EACH         -----------------------------------------------------------
    REPORTING        9  SOLE DISPOSITIVE POWER
   PERSON WITH
                        0

                    -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        See Item 5.

--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            See Item 5.
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                  / /

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            See Item 5.
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

            BK

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                 -------------------------
CUSIP No. 44980K206                    13D           Page  5    of  31   Pages
                                                         -----     -----
--------------------                                 -------------------------

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Citicorp

--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

            OO

--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                     / /

--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

            DE

--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER

                        0

    NUMBER OF       -----------------------------------------------------------
     SHARES          8  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY            See Item 5.
       EACH         -----------------------------------------------------------
    REPORTING        9  SOLE DISPOSITIVE POWER
   PERSON WITH
                        0

                    -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        See Item 5.

--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            See Item 5.
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                  / /

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            See Item 5.
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

            HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                 -------------------------
CUSIP No. 44980K206                    13D           Page  6    of  31   Pages
                                                         -----     -----
--------------------                                 -------------------------

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Citigroup Inc.
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

            OO

--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                     / /

--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

            DE

--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER

                        0

    NUMBER OF       -----------------------------------------------------------
     SHARES          8  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY            See Item 5.
       EACH         -----------------------------------------------------------
    REPORTING        9  SOLE DISPOSITIVE POWER
   PERSON WITH
                        0

                    -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        See Item 5.

--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            See Item 5.
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                  / /

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            See Item 5.
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

            HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                 -------------------------
CUSIP No. 44980K206                    13D           Page  7    of  31   Pages
                                                         -----     -----
--------------------                                 -------------------------

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Citigroup Holdings Company

--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

            OO

--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                     / /

--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

            DE

--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER

                        0

    NUMBER OF       -----------------------------------------------------------
     SHARES          8  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY            See Item 5.
       EACH         -----------------------------------------------------------
    REPORTING        9  SOLE DISPOSITIVE POWER
   PERSON WITH
                        0

                    -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        See Item 5.

--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            See Item 5.
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                  / /

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            See Item 5.
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

            HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                 -------------------------
CUSIP No. 44980K206                    13D           Page  8    of  31   Pages
                                                         -----     -----
--------------------                                 -------------------------

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


            David Kirby

--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

            OO

--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                     / /

--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

            US

--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER

                        0

    NUMBER OF       -----------------------------------------------------------
     SHARES          8  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY            See Item 5.
       EACH         -----------------------------------------------------------
    REPORTING        9  SOLE DISPOSITIVE POWER
   PERSON WITH
                        0

                    -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        See Item 5.

--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            See Item 5.
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                  / /

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            See Item 5.
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

            IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                 -------------------------
CUSIP No. 44980K206                   13D            Page  9    of  31   Pages
                                                         -----     -----
--------------------                                 -------------------------

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


            John O'Mara

--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

            OO

--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                     / /

--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

            US

--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER

                        0

    NUMBER OF       -----------------------------------------------------------
     SHARES          8  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY            See Item 5.
       EACH         -----------------------------------------------------------
    REPORTING        9  SOLE DISPOSITIVE POWER
   PERSON WITH
                        0

                    -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        See Item 5.

--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            See Item 5.
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                  / /

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            See Item 5.
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

            IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 7 to a Schedule 13D filed on December 29, 1997, as amended by each of Amendment No.1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 thereto filed on December 30, 1997, April 27, 1998, May 22, 1998, April 14, 1999, May 24, 1999 and August 23, 1999,
respectively, relates to the common stock, $0.01 par value per share (the "Shares"), of IPC Communications, Inc., a Delaware corporation ("IPC" or the "Company"). Information in prior amendments and the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 7. Information given in response to each item shall be deemed incorporated by reference in all other items. Terms used and not defined herein have the meanings ascribed to them in such Schedule 13D.

         The responses to Items 2, 3, 5 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

         ITEM 2. IDENTITY AND BACKGROUND

         This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Cable Systems Holding, LLC, a Delaware limited liability company ("CSH LLC"); (ii) Citicorp Venture Capital Ltd., a New York corporation ("CVC"); (iii) Citibank, N.A., a national banking association ("Citibank"); (iv) Citicorp, a Delaware corporation ("Citicorp");
(v) Citigroup Inc., a Delaware corporation ("Citigroup"); (vi) Citigroup Holdings Company, a Delaware corporation ("Holdings"); (vii) David Kirby ("Kirby"); and (viii) John O'Mara ("O'Mara").

         Holdings is a Delaware corporation and is the sole stockholder of Citicorp. Holdings is a holding company. Citigroup, a Delaware corporation, is the sole stockholder of Holdings. The address of its principal business office is One Rodney Square, Wilmington, Delaware 19899.

         During the past five (5) years, Holdings has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See Item 5 below.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in Items 7-13 of the first cover sheet filed herewith is incorporated by reference in response to this Item.

         Before giving effect to the transaction described in this Item 5, CSH LLC had sole voting power over 4,346,033 Shares and shared voting power over 340,952 Shares, representing approximately 53.12% of the outstanding voting securities of the Company.

         The Company entered into an Agreement and Plan of Merger, dated February 22, 2000 (the "Merger Agreement"), among the Company, Global Crossing Ltd. ("Global"), Georgia Merger Sub Corporation, a wholly owned subsidiary of Global("GC Merger Sub"), IPC Information Systems, Inc., a wholly owned subsidiary of Company ("IPC Systems"), Idaho Merger Sub Corporation, a wholly owned subsidiary of the Company ("IPC Merger Sub") and IXnet, Inc., a wholly owned subsidiary of the Company ("IXnet"), pursuant to which (i) the Company will be merged with and into IPC Systems, (ii) GC Merger Sub will be merged with and into IPC Systems and (iii) IPC Merger Sub will be merged with and into IXnet

(collectively the "Mergers"). The Merger Agreement provides that each issued and outstanding IPC Share will be converted into 5.417 shares of Common Stock, par value $.01 per share, of Global ("Global Common Stock"), and each issued and outstanding share of IXnet will be converted into 1.184 shares of Global Common Stock, upon consummation of the Mergers (see Exhibit 2).

         In connection therewith, and as an inducement and an essential condition to Global's entering into the Merger Agreement, CSH LLC has entered into a Consent and Voting Agreement ("Consent and Voting Agreement") pursuant to which it has agreed to, among other things:

         -- Execute and deliver a consent, as a stockholder of the Company, approving the Merger Agreement, effective as of the date of the Merger Agreement.

         -- Vote its Shares or give further written consents in favor of approval and adoption of the Merger Agreement, the transactions contemplated thereby and related matters.

         -- Vote its Shares against any action or agreement that would result in a breach of the Merger Agreement, and vote against other specified transactions that might interfere with the Mergers.

         -- Grant to Global an irrevocable proxy to vote its Shares on matters covered by the Consent and Voting Agreement.

         --       Not solicit other proposals to acquire the Company.

         -- Not transfer its Shares, except that CSH LLC may distribute up to 20% of such Shares to any of its members free and clear of all obligations under the Consent and Voting Agreement.

         The Consent and Voting Agreement also prohibits CSH LLC from transferring shares of Global Common Stock received in the Mergers for one year after the Mergers, subject to certain exceptions including transfers to certain permitted transferees. In addition, CSH LLC and its permitted transferees have agreed to certain restrictions on its activities after the Mergers, including a restriction from effecting a change in control of Global or other similar actions for such one year period.

         This summary of terms of the Consent and Voting Agreement is qualified in its entirety by the terms of the Consent and Voting Agreement and exhibits thereto, filed as Exhibit 3 to this Schedule 13D.

         Global has also agreed to enter into a Registration Rights Agreement to be effective upon the effective time of the Mergers pursuant to which Global has granted CSH LLC certain demand and piggyback registration rights under certain circumstances (see Exhibit 4).

         Furthermore, all of the parties to the Investors Agreement have entered into a Consent and Agreement of Termination whereby they have agreed to terminate the Investors Agreement, effective immediately prior to the effective time of the Mergers, unless the transactions contemplated by the Merger Agreement are terminated (see Exhibit 5).

         Giving effect to the Consent and Voting Agreement, CSH LLC had shared voting and dispositive power over 4,686,985 Shares as of February 22, 2000. As previously disclosed, the Reporting Persons may constitute a group. Any decision taken by CSH LLC regarding these IPC Shares requiring a majority vote of the IPC Members must receive the affirmative vote of at least two of CVC, Kirby and

O'Mara.

         In addition, the following Reporting Persons beneficially own Shares directly or indirectly through subsidiaries other than CSH LLC and CVC:

                                                              Percentage of
                                                              Outstanding Class
                                                              Represented by
         Reporting Person                Number of Shares     Additional Shares
         ----------------                ----------------     -----------------

         Citibank, N.A.                  125                  0.0%
         Citicorp                        125                  0.0%
         Citigroup Holdings Company      125                  0.0%
         Citigroup Inc.                  15,525               0.2%

Such Reporting Persons have shared voting power and shared dispositive power over the Shares listed above. These Shares are not subject to the Consent and Voting Agreement.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1: Joint Filing Agreement among the Reporting Persons.

         Exhibit 2: Agreement and Plan of Merger dated February 22, 2000, among IPC Communications, Inc., Global Crossing Ltd., Georgia Merger Sub, IPC Information Systems, Inc., Idaho Merger Sub Corporation, and IXnet, Inc.

         Exhibit 3: Consent and Voting Agreement, dated February 22, 2000, among Global Crossing Ltd., Cable Systems Holding, LLC, and each of the signatories thereto.

         Exhibit 4: Registration Rights Agreement, among Global Crossing Ltd., Cable Systems Holding, LLC, and Richard Kleinknecht.

         Exhibit 5: Consent and Agreement of Termination, dated February 22, 2000, among Cable Systems Holding, LLC and the other parties named therein.

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 2, 2000

                                       Cable Systems Holding, LLC


                                       By:  /s/ Peter Woog
                                          ---------------------------------
                                          Name:  Peter Woog
                                          Title: Manager

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 2, 2000

                                       Citicorp Venture Capital Ltd.

                                       By: /s/ David Y. Howe
                                          ---------------------------------
                                          Name:  David Y. Howe
                                          Title: Vice President



                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 2, 2000

                                       Citibank, N.A.


                                       By:  /s/ Kenneth S. Cohen
                                          ---------------------------------
                                          Name:  Kenneth S. Cohen
                                          Title: Vice President and
                                                 Assistant Secretary

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 2, 2000

                                       Citigroup Holdings Company


                                       By: /s/ Kenneth S. Cohen
                                           ---------------------------------
                                           Name:  Kenneth S. Cohen
                                           Title: Assistant Secretary

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 2, 2000

                                       Citicorp

                                       By: /s/ Kenneth S. Cohen
                                          ---------------------------------
                                          Name:  Kenneth S. Cohen
                                          Title: Assistant Secretary


                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 2, 2000

                                       Citigroup Inc.

                                       By:  /s/ Joan Caridi
                                          ---------------------------------
                                          Name:  Joan Caridi
                                          Title: Assistant Secretary

              After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 2, 2000
                                            /s/ David Kirby
                                       ---------------------------------
                                       Name: David Kirby

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 2, 2000

                                            /s/ John O'Mara
                                       ---------------------------------
                                       Name: John O'Mara